[LETTERHEAD OF LUSE GORMAN POMERENK & SCHICK, P.C.]

(202) 274-2007	nquint@luselaw.com

September 14, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	OBA Financial Services, Inc.
Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 101 of Regulation S-T and on behalf of OBA Financial Services, Inc. (the “Registrant”), we are transmitting by EDGAR under the Securities Act of 1933 (the “Securities Act”) the Registrant’s Registration Statement on Form S-1, including exhibits (the “Registration Statement”). The registration fee of $2,583 has been calculated in accordance with Section 6(b) of the Securities Act and Rule 457 promulgated thereunder, and was transmitted to the Securities and Exchange Commission by wire transfer in accordance with Rule 13 of Regulation S-T.

The Registration Statement relates to the issuance by the Registrant of its shares of common stock, par value $0.01 per share, in connection with the conversion of OBA Bancorp, MHC from the mutual to the stock form of organization. OBA Bancorp, MHC, a federal mutual holding company, is currently the mutual holding company of OBA Bank, a federally chartered savings bank. Upon completion of the conversion, which is subject to approval by the Office of Thrift Supervision, the Registrant will be the new holding company for OBA Bank.

If you have any questions or comments, please contact the undersigned at (202) 274-2007 or Steven Lanter of this firm at (202) 274-2004.

Very truly yours,

/s/ Ned Quint
Ned Quint

Enclosures

cc:	Charles E. Weller, President and Chief Executive Officer, OBA Bank
Steven Lanter, Esq.